MFGlobal Underwriting Syndicate Members

Citi
JP Morgan Securities, Inc.
Lehman Brothers Inc.
Merrill Lynch & Co., Inc.
UBS Investment Bank
Credit Suisse
Deutsche Bank Securities
Goldman Sachs & Co.
Morgan Stanley & Co.
ABN AMRO Rothschild LLC
Banc of America Securities LLC
BMO Capital Markets
HSBC Securities (USA) Inc.
Keefe, Bruyette & Woods
Sandler O Neil + Partners, L.P.
Wachovia Securities